

Mailstop 3561

December 22, 2017

Shannon L. Okinaka
Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street
Suite G-350
Honolulu, HI 968819

    Re: Hawaiian Holdings, Inc.
          Form 10-K for the Year Ended December 31, 2016
          Filed February 16, 2017
          Form 10-Q for the Quarter Ended September 30, 2017
          Filed October 20, 2017
          File No. 001-31443

Dear Ms. Okinaka:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Management Discussion and Analysis of Financial Condition and Results of Operation

Operating Expenses, page 27

1. Tell us your consideration for providing a description of the main components of "other operating expenses" that would enhance an investor's understanding of this expense line item. Please revise as appropriate.

Critical Accounting Polies

Impairment of Long-Lived Assets and Finite-lived Intangible Assets, page 38

2. We note your decision to exit the Boeing 767-300 fleet in 2018 and that you completed an impairment analysis of the Boeing 767-300 asset group and recorded a $49.4 million impairment charge. We further note that your Boeing 767-300 fleet included 4 owned and 4 leased as of December 31, 2016 and 1 owned and 7 leased at September 30, 2017. Please clarify if any of the leased Boeing 767-300 fleet were accounted for as capital leases and whether the impairment charge related to all owned and leased aircraft in this asset group.

3. Additionally, in April 2017, you executed a sale leaseback transaction with an independent third party for three Boeing 767-300 that continue through 2019 and recorded a loss on the sale of aircraft of $4.9M. Please tell us if this transaction resulted in further impairment analysis by the company at the time of the sale leaseback and disclose how this impacts your previously disclosed decision to exit the fleet by 2018. Also tell us your consideration for classifying your owned aircraft as assets held for sale at December 31, 2016 pursuant to ASC 360-10-45-9.

Form 10-Q for the Quarter Ended September 30, 2017

Notes to Consolidated Financial Statements

10. Employee Benefit Plans, page 17

4. We note your disclosure that in March 2017, the company recognized a one-time settlement loss of $15.0 million and in August 2017 made a one-time cash payment of approximately $101.9 million from the elimination of your post 65 post-retirement medical benefit plan as a result of the ratification of the contract amendment with ALPA. Additionally, you expensed $18.7 million for the one-time payment to reduce the company's 401K employer contribution for certain pilot groups and for the true up of the pilot vacation accrual at the revised rates set forth in the ALPA agreement. Please tell us if a portion of these charges, if any, was considered in your accrual of $34.0 million at December 31, 2016 based on the February tentative agreement with ALPA. If not, please tell us how you determined the charges should be recorded upon the ratification of the ALPA agreement and include any accounting guidance considered in your determination.

Shannon L. Okinaka
Hawaiian Holdings, Inc.
December 22, 2017
Page 3

Management Discussion and Analysis of Financial Condition and Results of Operations

Wages and Benefits, page 32

5. Please revise to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Please also note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please also expand to explain how the ALPA agreement increased costs classified in wages and benefits. Refer to Item 303(a) of Regulation S-K, Section III.D of Release No. 33-6835 and Section III.B of Release No. 33-8350 which can be found on the SEC Website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 if you have questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure